QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(Amounts in thousands)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Earnings (loss):
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	$326,083	$371,766	$77,220	$(1,077,601)	$205,000
Add: Fixed charges from below	183,067	156,852	289,374	564,614	617,504

Total earnings (loss) before equity in income of unconsolidated affiliate, income tax expense and fixed charges	$509,150	$528,618	$366,594	$(512,987)	$822,504
Fixed charges:
Interest expense	$183,067	$156,852	$289,374	$564,614	$617,504

Total fixed charges	$183,067	$156,852	$289,374	$564,614	$617,504
Ratio of earnings to fixed charges	2.8x	3.4x	1.3x	*	1.3x

*
Losses exceeded fixed charges by approximately $513.0 million for the year ended December 31, 2008. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $1,077.6 million to arrive at a one-to-one ratio.

QuickLinks

  Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges (Amounts in thousands)